FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of  March, 2003

Commission File Number 001-31335

                               AU Optronics Corp.
                 (Translation of registrant's name into English)

                              No. 1 Li-Hsin Road 2
                          Science-Based Industrial Park
                                 Hsinchu, Taiwan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F X                       Form 40-F
                          ---                               ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
----

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
----

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes .....                             No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable
--------------

                                INDEX TO EXHIBITS

Item
----

1. Taiwan Stock Exchange filing entitled, "Acquisition of patents", for the period of February 2003.

2. Taiwan Stock Exchange filing entitled, "Report of changes or status of Sales volume, Financial derivative transactions, Funds lent to other parties, and Endorsements and guarantees for the period of February 2003", dated March 5, 2003.

3. Taiwan Stock Exchange filing entitled, "The acquisition and the disposition of assets by AUO for the period of February 2003.", dated March 15, 2003

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              AU Optronics Corp.


Date: March 19, 2003                          By: /s/ Max Weishun Cheng
     ---------------                              ------------------------------
                                                  Name:  Max Weishun Cheng
                                                  Title: Chief Financial Officer

                                                                          item 1

                            AU Optronics Corporation
                               February 1-28, 2002
                            English Language Summary

Subject: Acquisition of patents

Regulation: Published pursuant to Article 2-10 of the Taiwan Stock Exchange's operation procedures for the Publication of Material Information by Listed Companies

Content:

       ----------------------------------------------------------------------------------
       Patent Number       Name of patent                                Acquisition date
       ----------------------------------------------------------------------------------
       R.O.C. 146103       Plasma display panel and a method for making     02/07/2003
                           the same
       ----------------------------------------------------------------------------------
       R.O.C. 147623       A high cntrast pdp and a method for making the   02/07/2003
                           same
       ----------------------------------------------------------------------------------
       R.O.C. 147939       Front plate of a plasma display panel (PDP) and  02/07/2003 the method of fabricating the same
       ----------------------------------------------------------------------------------
       R.O.C. 148535       Plasma display panel                             02/07/2003
       ----------------------------------------------------------------------------------
       U.S. 6,476,590 B2   Residual image improving system for a liquid     02/25/2003
                           crystal display(lcd)
       ----------------------------------------------------------------------------------
       U.S. 6,515,420 B2   Full-color plasma display panel using different  02/25/2003 discharge gases to emit lights
       ----------------------------------------------------------------------------------

                                                        1/1

                                                                          ITEM 2


                            AU Optronics Corporation
                                  March 5, 2003
                            English Language Summary

Subject: Report of changes or status of the followingiG

1) Sales volume,

2) Financial derivatives transactions,

3) Funds lent to other parties,

4) Endorsements and guarantees, for the period of February 2003.


Content:

1. Sales volume (NT$ Thousand)

--------------------------------------------------------------------------------------------
Period                  Items                 2003          2002         Changes        %
--------------------------------------------------------------------------------------------
February                Invoice             4,849,736     6,531,992     -1,682,256    -25.75
--------------------------------------------------------------------------------------------
Jan ~ February          Invoice             9,726,699    12,642,449     -2,915,715    -23.06
--------------------------------------------------------------------------------------------
February                Net sales           5,397,961     6,400,410     -1,002,449    -15.66
--------------------------------------------------------------------------------------------
Jan ~ February          Net sales          10,743,864    12,626,060     -1,882,196    -14.91
--------------------------------------------------------------------------------------------


2. Financial derivatives transactions

Hedging purpose (for assets/liabilities denominated in foreign currencies) (NT$Million)
--------------------------------------------------------------------------------
                                                 AUO         AUO's subsidiaries
--------------------------------------------------------------------------------
Underlying assets / liabilities               13,651                          0
--------------------------------------------------------------------------------
Financial instruments               Forward contract           Forward contract
--------------------------------------------------------------------------------
Realized profit (loss)                            -7                          0
--------------------------------------------------------------------------------


3. Funds lent to other parties (NT$ Thousand)
--------------------------------------------------------------------------------
                                                                    Bal. as of
                            Limit of lending        December        period end
--------------------------------------------------------------------------------
AUO                                        0               0                 0
--------------------------------------------------------------------------------
AUO's subsidiaries                         0               0                 0
--------------------------------------------------------------------------------

4. Endorsements and guarantees (NT$ Thousand)
--------------------------------------------------------------------------------
                                                                      Bal. as of
                              Limit of endorsements     February      period end
--------------------------------------------------------------------------------
AUO                                    156,881,178      4,052,680      4,052,680
--------------------------------------------------------------------------------
AUO's subsidiaries                     156,881,178      4,052,680      4,052,680
--------------------------------------------------------------------------------
AUO endorses for subsidiaries                           4,052,680              -
--------------------------------------------------------------------------------
AUO's subsidiaries endorse for AUO                              0              -
--------------------------------------------------------------------------------
AUO endorses for PRC companies                                  0              -
--------------------------------------------------------------------------------
AUO's subsidiaries endorse for PRC companies            4,052,680              -
--------------------------------------------------------------------------------

                                                                          ITEM 3


                            AU Optronics Corporation
                                 March 15, 2002
                            English Language Summary


Subject: The acquisition and the disposition of assets by AUO for the month of February 2003

Content:

1. The acquisition assets (NT$ Thousand)
--------------------------------------------------------------------------------
                 Description of assets             February        Jan~ February
--------------------------------------------------------------------------------
Marketable securities                               135,000              516,000
--------------------------------------------------------------------------------
Fixed assets                                        822,513            3,954,897
--------------------------------------------------------------------------------

2.       The disposition of assets (NT$ Thousand)

AUO
--------------------------------------------------------------------------------
                 Description of assets             February        Jan~ February
--------------------------------------------------------------------------------
Marketable securities                                     -              805,954
--------------------------------------------------------------------------------
Fixed assets                                        183,123              285,232
--------------------------------------------------------------------------------

AUO's subsidiaries
--------------------------------------------------------------------------------
                 Description of assets             February        Jan~ February
--------------------------------------------------------------------------------
Marketable securities                                 3,972                3,972
--------------------------------------------------------------------------------
Fixed assets                                              -                    -
--------------------------------------------------------------------------------